                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)

                           United Retail Group, Inc.
                           -------------------------
                               (Name of Issuer)

                        Common Stock ($.001 Par Value)
                        ------------------------------
                        (Title of Class of Securities)

                                   911380103
                                   ---------
                                (CUSIP Number)

 Samuel P. Fried, Esq., Vice President and General Counsel, The Limited, Inc.,
    Three Limited Parkway, Columbus, Ohio 43230, Telephone: (614) 479-7199
    ----------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 6, 1998
                              -------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ___.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.911380103                                       PAGE 2 OF 9
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Limited Direct Associates, L.P.
     I.R.S. # 31-1251727

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2.                                                             (a) _
                                                                (b) X
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
           AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
     Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
                          5,275,574
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          2,100,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      5,275,574

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      38.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.911380103                                       PAGE 3 OF 9
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Limited Direct, Inc.
     I.R.S. # 51-0301511

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2.                                                             (a) _
                                                                (b) X
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
                          5,275,574
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                           2,100,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      5,275,574

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
     38.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.911380103                                       PAGE 4 OF 9
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Limited Direct, Inc.
     I.R.S. # 31-1029810

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2.                                                             (a) _
                                                                (b) X
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
                          5,275,574
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          2,100,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      5,275,574

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
     38.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      CO
------------------------------------------------------------------------------

CUSIP NO.911380103                   SCHEDULE 13D                   PAGE 5 OF 9


                 AMENDMENT NO. 6 TO STATEMENT ON SCHEDULE 13D
                 --------------------------------------------

          This Amendment No. 6 to Schedule 13D is being filed on behalf of Limited Direct Associates, L.P. ("LDA"), a Delaware limited partnership, Limited Direct, Inc., a Delaware corporation and the general partner of LDA, and The Limited, Inc., a Delaware corporation and the ultimate parent of LDA, in connection with United Retail Group, Inc. Common Stock ("URGI Common Stock") held by LDA. This Amendment No. 6 amends the statement on Schedule 13D filed with the Commission by the reporting persons on July 22, 1993, as amended by Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 thereto. This Amendment No. 6 amends Items 2, 4, 5, 6 and 7 of Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the same meanings as set forth in Amendments No. 4 and 5 to Schedule 13D.


ITEM 2.   IDENTITY AND BACKGROUND.

     ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE:

     For Dr. Leonard A. Schlesinger:

          Brown University
          P.O. Box 1967
          Maddock House
          Providence, RI  02912

     For Eugene M. Freedman:

          Monitor Clipper Partners, Inc.
          25 First Street
          Cambridge, MA 02141

     For Donald B. Shackelford:

          Fifth Third Bank of Columbus
          20 East Broad Street
          Columbus, OH 43215

     For Raymond Zimmerman:

          P.O. Box 810156
          Boca Raton, FL  33481

CUSIP NO.911380103                   SCHEDULE 13D                   PAGE 6 OF 9

ITEM 4.   PURPOSE OF TRANSACTION.

       The information set forth in this Item 4 with respect to the Management Stockholders, with whom the reporting persons share voting power over shares of URGI Common Stock, is based on information received from URGI or such Management Stockholders or otherwise publicly available.

       Management Stockholders acquired employee stock options for investment.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

   a. See Items 11 and 13 of the cover pages attached hereto for the aggregate number and percentage of URGI Common Stock benefically owned by the reporting persons. Of such aggregate number and percentage, 520,570 shares of URGI Common Stock are shares that certain Management Stockholders have a right to acquire, according to information received from URGI or such Management Stockholders or otherwise publicly available.

       Mr. David T. Kollat, a Director of The Limited, Inc., no longer owns any shares of URGI Common Stock.

   b. See Items 7-10 of the cover pages attached hereto for the number of shares of URGI Common Stock of the reporting persons as to which the reporting persons have the sole or shared power to vote or direct the vote and the sole or shared power to dispose or direct the disposition.

       Mr. David T. Kollat no longer owns any shares of URGI Common Stock.

       PRINCIPAL OCCUPATION:

       The following information is provided with respect to the Management Stockholders, as persons with whom the power to vote or direct the vote or to dispose or direct the disposition is shared. The information set forth in this Item 5 with respect to the Management Stockholders is based on information received from URGI or such Management Stockholders or otherwise publicly available.

       Mr. Silverman is the proprietor of Silverman & Associates, a real estate consultancy, with offices at 3017 Caminito Carboneras, Del Mar, CA 92014. He is a citizen of the United States.

CUSIP NO.911380103                   SCHEDULE 13D                   PAGE 7 OF 9

   c. On November 6, 1998, LDA donated 500,000 shares of URGI Common Stock to a charitable foundation not affiliated with LDA.

   d. The information set forth in this Item 5(d) with respect to the Management Stockholders is based on information received from URGI or such Management Stockholders or otherwise publicly available.

       The aggregate number of shares of URGI Common Stock individually owned by each Management Stockholder (identifying in a separate column shares of URGI Common Stock which there is a right to acquire upon exercise of vested employee stock options) and the percentage of the URGI Common Stock such aggregate number of shares represents are as follows:

                     Outstanding
Name                Shares Owned   Vested Options  Total Number  % of Class
----                ------------   --------------  ------------  ----------
Raphael Benaroya      2,277,937         341,570     2,619,507        19.5%
Ellen Demaio                  0          20,000        20,000         0.2%
Bradley Orloff                0          14,000        14,000         0.1%
George R. Remeta        341,888         139,000       480,888         3.6%
Fredric E. Stern         26,300           6,000        32,300         0.2%
Mort Greenberg            3,500             -0-         3,500           -
Cheryl A. Lutz               79             -0-            79           -
Jerry Silverman           5,300             -0-         5,300           -


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       URGI, LDA and certain Management Stockholders entered into Amendment No. 3, dated as of April 6, 1998, to the Restated Stockholders' Agreement. The terms of such Amendment No. 3 are incorporated in this Item 6 by reference to Exhibit 8 to this Amendment No. 6 to Schedule 13D, which is listed in Item 7 of this Amendment No. 6 and is attached hereto.

CUSIP NO.911380103                   SCHEDULE 13D                   PAGE 8 OF 9

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit   Description of
Number    Exhibit
------    --------------
     8    Amendment No. 3, dated as of April 6, 1998, to the Restated
          Stockholders' Agreement.

CUSIP NO.911380103                   SCHEDULE 13D                   PAGE 9 OF 9

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November     , 1998


                                        LIMITED DIRECT ASSOCIATES, L.P.
                                        By:  LIMITED DIRECT, INC., as
                                              General Partner


                                        By:  /s/ Samuel Fried
                                           ------------------
                                             Samuel Fried
                                             Vice President


                                        LIMITED DIRECT, INC.


                                        By:  /s/ Samuel Fried
                                           ------------------
                                             Samuel Fried
                                             Vice President


                                        THE LIMITED, INC.


                                        By:  /s/ Samuel Fried
                                           ------------------
                                             Samuel Fried
                                             Vice President